SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number:  001-08887

TRANSCANADA PIPELINES LIMITED

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-216137) of TransCanada PipeLines Limited and TransCanada Trust:

99.1.                     Underwriting Agreement, dated February 27, 2017, among TransCanada Trust, TransCanada PipeLines Limited, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, MUFG Securities Americas Inc., SMBC Nikko Securities America, Inc., Mizuho Securities USA Inc., Credit Agricole Securities (USA) Inc., Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

Date: March 1, 2017

	By:	/s/ Christine R. Johnston
Name: Christine R. Johnston
Title:Vice President, Law and Corporate Secretary

EXHIBIT INDEX

99.1                        Underwriting Agreement, dated February 27, 2017, among TransCanada Trust, TransCanada PipeLines Limited, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, MUFG Securities Americas Inc., SMBC Nikko Securities America, Inc., Mizuho Securities USA Inc., Credit Agricole Securities (USA) Inc., Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC